SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               For March 16, 2006

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F  X         Form 40-F
                                ------               ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes             No   X
                                ------          ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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                            Final Results


   MUNICH, Germany--(BUSINESS WIRE)--March 16, 2006--

ALLIANZ AG: Key figures 2005

Allianz AG / Final Results
Euro m                                     2005                    2004

Total revenues (Euro bn)                  100.9                    96.9

Operating profit 1)                       7,743                   6,839
-Property/Casualty                        4,162                   3,979
-Life/Health                              1,603                   1,418
-Banking                                    845                     586
        thereof Dresdner Bank               775                     582
-Asset Management                         1,133                     856

Profit before goodwill amortization,
taxes and minority interests              7,880                   6,260
Goodwill amortization                         0                  -1,164
Taxes                                    -2,114                  -1,662
Minority interests in earnings           -1,386                  -1,168

Net income 2)                             4,380                   2,266
-Property/Casualty                        3,549                   3,466
-Life/Health                              1,349                     867
-Banking 3)                               1,039                     126
        thereof Dresdner Bank 3)          1,003                     164
-Asset Management                           237                    -275
-Consolidation adjustments               -1,794                  -1,918

Earnings per share (basic) (Euro)         11.24                    6.19
Dividend (Euro)                            2.00                    1.75

Ratios:
-Property/Casualty: Combined ratio        92.3%                   92.9%
-Life/Health: Statutory expense
 ratio 4)                                  8.1%                    9.1%
-Dresdner Bank: Cost-income ratio         89.1%                   85.2%
-Asset Management: Cost-income ratio      58.5%                   62.9%

Euro bn                                  12/31/05                12/31/04
Shareholders' equity before minority
interests                                  39.5                   30.0
Shareholders' equity after minority
interests                                  47.1                   37.7

Assets under management                   1,265                  1,067
        thereof third-party assets
        under management                    743                    585

1) For a description on how we measure operating profit and a reconciliation to net income, see annual report Allianz Group 2005.
2) FY 2004 figures have been restated according to IFRS accounting standards; amortization of goodwill has not been cancelled.
3) Net income of Dresdner Bank resp. the banking segment for the first quarter of 2005 showed a realized gain of 343 million euros from the intra-group transfer of Munich Re shares. This has been eliminated in the consolidation adjustment.
4) Represents ratio of total acquisition costs and administrative expenses to net premiums earned (statutory).

These assements are, as always, subject to the disclaimer provided below.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management"s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group"s core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

No duty to update

The company assumes no obligation to update any information contained herein.

language:     English
emitter:      Allianz AG
              Koniginstr. 28
              80802 Munchen Deutschland
phone:        +49 (0)89 38 00 - 41 2
fax:          +49 (0)89 38 00 - 38 9
email:        investor.relations@allianz.com
WWW:          www.allianz.com
ISIN:         DE0008404005
WKN:          840400
indexes:      DAX-30, EURO STOXX 50
stockmarkets: Amtlicher Markt in Berlin-Bremen, Frankfurt (Prime Standard),
              Hannover, Munchen, Hamburg, Dusseldorf, SWX, Stuttgart;
              Terminborse EUREX; Foreign Exchange(s) London, NYSE

CONTACT:    Giovanni Salerno, +49 (0)89-3800-2184
            giovanni.salerno@allianz.de

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     ALLIANZ AKTIENGESELLSCHAFT



                                                By:    /s/ Dr. Reinhard Preusche
                                                       -------------------------
                                                       Dr. Reinhard Preusche
                                                       Group Compliance



                                                By:    /s/ Dr. Giovanni Salerno
                                                       -------------------------
                                                       Dr. Giovanni Salerno
                                                       Group Compliance


Date:    March 16, 2006